SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

SAVVIS, Inc.
(Name of Subject Company (issuer))
SAVVIS, Inc.
(Names of Filing Person (offeror))
3.0% Convertible Senior Notes due May 15, 2012
(Title of Class of Securities)
805423AA8
(CUSIP Number of Class of Securities)
Gregory W. Freiberg
Senior Vice President, Chief Financial Officer
SAVVIS, Inc.
1 SAVVIS Parkway
Town & Country, Missouri 63017
(314) 628-7000
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
with copies to:
Denis P. McCusker
Bryan Cave LLP
211 N. Broadway, Suite 3600
St. Louis, MO 63108
(314) 259-2000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$341,550,000	$24,352.51

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the purchase of $345,000,000 aggregate principal amount of the outstanding 3.0% Convertible Senior Notes due May 15, 2012, for an amount in cash equal to 99% of the principal amount of the Notes.

**	Pursuant to Rule 0-11 of the Exchange Act, the amount of the filing fee is calculated by multiplying the transaction value by 0.00007130.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24,352.51	Filing Party: SAVVIS, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: July 1, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) originally filed with the Securities and Exchange Commission (“SEC”) on July 1, 2010, in connection with the offer by SAVVIS, Inc., a Delaware corporation (“Savvis” or the “Company”), to purchase any and all of its outstanding 3.0% Convertible Senior Notes due May 15, 2012 (the “Notes”) for an amount in cash equal to $990 per $1,000 principal amount of the Notes validly tendered and accepted for purchase plus accrued and unpaid interest thereon up to, but not including, the date of purchase. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 1, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Tender Offer”).
     Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on Schedule TO. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.
Item 1. Summary Term Sheet. and Item 4. Terms of the Transaction.
Items 1 and 4 of the Schedule TO are amended and supplemented to include the following:
“On July 30, 2010, the Company issued a press release announcing that it had extended the Tender Offer until 8:00 a.m., New York City time, on Tuesday, August 3, 2010, unless further extended or earlier terminated. The full text of the press release issued by the Company on July 30, 2010 announcing the extension of the Tender Offer is filed as Exhibit (a)(5)(ii) to the Schedule TO and is incorporated by reference into the Schedule TO.”
Item 12. Exhibits.
     The Exhibit Index attached to this Tender Offer Statement on Schedule TO is incorporated herein by reference.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 30, 2010

SAVVIS, INC.
By:	/s/ Gregory W. Freiberg
	Name:	Gregory W. Freiberg
	Title:	Senior Vice President, Chief Financial Officer

EXHIBIT INDEX

(a)(1)(i)*	Offer to Purchase, dated July 1, 2010.

(a)(1)(ii)*	Form of Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(5)(i)*	Press Release, dated July 1, 2010.

(a)(5)(ii)**	Press Release, dated July 30, 2010, regarding the extension of the tender offer.

(d)(1)	Indenture, dated as of May 9, 2007, between SAVVIS, Inc. and The Bank of New York (now known as Bank of New York Mellon), as trustee, including the Form of Global Note attached as Exhibit A thereto (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed on May 10, 2007).

(d)(2)	1999 Stock Option Plan, as amended (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Annual Report on Form 10-K, filed on April 17, 2001).

(d)(3)	Amendment No. 1 to the 1999 Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q, filed on August 14, 2002).

(d)(4)	Amendment No. 2 to the 1999 Stock Option Plan (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q, filed on August 14, 2002).

(d)(5)	Amendment No. 3 to the 1999 Stock Option Plan (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q, filed on August 14, 2002).

(d)(6)	Amended and Restated 2003 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q, filed on May 5, 2006).

(d)(7)	Amendment No. 1 to the Amended and Restated 2003 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K, filed on February 26, 2007).

(d)(8)	Amendment No. 2 to the Amended and Restated 2003 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on May 15, 2007).

(d)(9)	Amendment No. 3 to the Amended and Restated 2003 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q, filed on July 31, 2007).

(d)(10)	Amendment No. 4 to the Amended and Restated 2003 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on May 22, 2009).

(d)(11)	Amendment No. 5 to the Amended and Restated 2003 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed on May 22, 2009).

(d)(12)	Form of Non-Qualified Stock Option Agreement under the Amended and Restated 2003 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q, filed October 30, 2003).

(d)(13)	The description of our common stock, incorporated by reference to our Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on February 8, 2000, including any amendments or reports filed for the purpose of updating such description.

*	Previously filed on Schedule TO.

**	Filed herewith.

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